Exhibit 99-4
                                                                    ------------


                                ECI Telecom Ltd.
                              Interim Consolidated
                              Financial Statements
                                   (Unaudited)
                              As of March 31, 2006

                                                                ECI Telecom Ltd.

Interim Unaudited Consolidated Financial Statements as of March 31, 2006
--------------------------------------------------------------------------------


Contents


                                                                            Page

Review of the Unaudited Interim Consolidated Financial Statements              2

Interim Unaudited Consolidated Balance Sheets                                  3

Interim Unaudited Consolidated Statements of Operations                        4

Interim Unaudited Consolidated Statements of Comprehensive Income              5

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity   6

Interim Unaudited Consolidated Statements of Cash Flows                        8

Notes to the Interim Unaudited Consolidated Financial Statements              10

[KPMG GRAPHIC OMITTED]

         Somekh Chaikin                             Telephone     972 3 684 8000
         KPMG Millennium Tower                      Fax           972 3 684 8444
         17 Ha'arba'a Street, PO Box 609            Internet      www.kpmg.co.il
         Tel Aviv 61006 Israel


The Board of Directors of ECI Telecom Ltd.

Review of the unaudited interim consolidated financial statements for the three-month period ended March 31, 2006

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as of March 31, 2006, and the related interim consolidated statement of operations, the interim statement of comprehensive income, the interim statement of changes in shareholders' equity and the interim consolidated statement of cash flows for the three month period then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel (such review procedures are substantially identical to review procedures in the United States) and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain consolidated subsidiary, whose assets constitute approximately 1.6% of the total consolidated assets as of March 31, 2006 and whose revenues constitute approximately 4.1% of the consolidated revenues for the three month period then ended.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States.


Somekh Chaikin
Certified Public Accountants (Isr.) Member
Firm of KPMG International

April 27, 2006 - Tel Aviv, Israel




     Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Interim Unaudited Consolidated Balance Sheets as of
----------------------------------------------------------------------------------------------------------------------------
                                                                              March 31          March 31        December 31
                                                                                  2006              2005               2005
                                                                       -----------------------------------------------------
                                                                        $ in thousands    $ in thousands     $ in thousands

                                                                       -----------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                                       72,139            45,910             63,828
Short-term investments                                                          48,346            27,832             41,304
Receivables:
Trade, net                                                                     168,132           230,189            152,805
Other                                                                           22,949            15,960             24,751
Prepaid expenses                                                                 5,672             5,726              3,617
Work in progress                                                                 3,184             3,267              2,937
Inventories                                                                    150,868           169,312            146,963
                                                                       -----------------------------------------------------
Total current assets                                                           471,290           498,196            436,205
                                                                       -----------------------------------------------------
Long-term receivables, net                                                       7,708            10,467              8,273
                                                                       -----------------------------------------------------
Long-term deposit and marketable securities                                    146,859           119,073            139,964
                                                                       -----------------------------------------------------
Assets held for severance benefits                                              26,273            24,718             25,931
                                                                       -----------------------------------------------------
Investments                                                                     17,100            25,881             19,787
                                                                       -----------------------------------------------------
Property, plant and equipment
Cost                                                                           271,461           252,267            265,446
Less - Accumulated depreciation                                                151,488           135,097            145,855
                                                                       -----------------------------------------------------
                                                                               119,973           117,170            119,591
                                                                       -----------------------------------------------------
Software development costs, net                                                 11,598            14,627             11,999
                                                                       -----------------------------------------------------
Goodwill                                                                        39,329             1,039             39,329
                                                                       -----------------------------------------------------
Other assets, net                                                               46,501             8,927             47,656
                                                                       -----------------------------------------------------

                                                                       -----------------------------------------------------
Total assets                                                                   886,631           820,098            848,735
                                                                       =====================================================

                                             President, Chief Executive Officer
--------------------------------------------
Rafi Maor

                                             Executive Vice President,
                                             Chief Financial Officer
--------------------------------------------
Giora Bitan

April 27, 2006

                                                                                                         ECI Telecom Ltd.

----------------------------------------------------------------------------------------------------------------------------
                                                                              March 31           March 31       December 31
                                                                                  2006               2005              2005
                                                                       -----------------------------------------------------
                                                                        $ in thousands     $ in thousands    $ in thousands
                                                                       -----------------------------------------------------
Liabilities and shareholders' equity
Current liabilities
Trade payables                                                                  71,033             58,964            56,451
Other payables and accrued liabilities                                         132,398            132,636           120,538
                                                                       -----------------------------------------------------
Total current liabilities                                                      203,431            191,600           176,989
                                                                       -----------------------------------------------------
Long-term liabilities
Other liabilities                                                                  220                  -               157
Liability for employee severance benefits                                       47,838             49,586            48,340
                                                                       -----------------------------------------------------
Total long-term liabilities                                                     48,058             49,586            48,497
                                                                       -----------------------------------------------------
Total liabilities                                                              251,489            241,186           225,486
                                                                       -----------------------------------------------------
Minority Interest                                                                4,120              4,016             4,120
                                                                       -----------------------------------------------------
Shareholders' equity
Ordinary shares NIS 0.12 par value per share,
 Authorized 200,000,000 shares; Issued and outstanding
116,392,303 shares as at March 31, 2006,
109,761,246 as at March 31, 2005
 and 111,827,822 as at December 31, 2005                                         6,375              6,207             6,262
Capital surplus                                                                659,710            642,770           648,532
Accumulated other comprehensive income (loss)                                    6,026               (498)            8,486
Accumulated deficit                                                            (41,089)           (73,583)          (44,151)
                                                                       -----------------------------------------------------
Total shareholders' equity                                                     631,022            574,896           619,129
                                                                       -----------------------------------------------------

                                                                       -----------------------------------------------------
Total liabilities and shareholders' equity                                     886,631            820,098           848,735
                                                                       =====================================================

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

                                                                                                           ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Operations
----------------------------------------------------------------------------------------------------------------------------
                                                                                 Three months ended              Year ended
                                                                       -----------------------------------------------------
                                                                              March 31           March 31       December 31
                                                                                  2006               2005              2005
                                                                       -----------------------------------------------------
                                                                        $ in thousands     $ in thousands    $ in thousands
                                                                       -----------------------------------------------------
Revenues                                                                       162,010            145,446           629,918
Cost of revenues                                                                97,019             85,575           367,779
                                                                       -----------------------------------------------------
Gross profit                                                                    64,991             59,871           262,139
Research and development costs, net                                             25,054             17,799            87,289
Selling and marketing expenses                                                  21,928             21,380            95,826
General and administrative expenses                                             12,636             10,163            41,976
Recovery of doubtful debt                                                            -                  -           (10,356)
Amortization of acquisition-related intangible assets                            1,218                  -             2,902
Impairment of loans                                                                  -                  -             3,000
Acquired in-process research and development                                         -                  -               890
                                                                       -----------------------------------------------------
Operating income                                                                 4,155             10,529            40,612
Financial expenses                                                                (633)              (800)           (3,656)
Financial income                                                                 2,825              1,680             8,857
Other income (expenses), net                                                       (13)               704             1,917
                                                                       -----------------------------------------------------
Income from continuing operations before Company's
 equity in results of investee companies, minority interest
 and taxes on income                                                             6,334             12,113            47,730
Taxes on income                                                                 (1,046)              (940)           (3,454)
                                                                       -----------------------------------------------------
Income from continuing operations
 before Company's equity in results of investee
 companies and minority interest                                                 5,288             11,173            44,276
Company's equity in results of investee companies                               (2,226)              (811)           (4,285)
Minority interest                                                                    -                 70              (127)
                                                                       -----------------------------------------------------
Net income                                                                       3,062             10,432            39,864
                                                                       =====================================================
Earnings per ordinary share

Basic earnings per share:
Net earnings per ordinary share ($)                                               0.03               0.10              0.36
                                                                       =====================================================
Weighted average number of shares outstanding
 used to compute basic earnings
 per share - in thousands                                                      113,300            109,574           110,322
                                                                       =====================================================
Diluted earnings per share:
Net earnings per ordinary share ($)                                               0.03               0.09              0.34
                                                                       =====================================================
Weighted average number of shares outstanding used to
compute diluted earnings per share - in thousands                              119,034            117,367           118,058
                                                                       =====================================================

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

                                                                               4

                                                                                                           ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Comprehensive Income
----------------------------------------------------------------------------------------------------------------------------
                                                                                 Three months ended              Year ended
                                                                       -----------------------------------------------------
                                                                            March 31           March 31         December 31
                                                                              2006               2005                  2005
                                                                       -----------------------------------------------------
                                                                        $ in thousands     $ in thousands    $ in thousands
                                                                       -----------------------------------------------------
Net income                                                                       3,062             10,432            39,864

Other comprehensive income:

Changes in the fair value of financial instruments, net of
 taxes (nil)                                                                    (4,382)            12,226            19,226
Unrealized holding gain (loss) on available for sale
 securities arising during the period, net of taxes (nil)                        1,922                (87)            1,897
                                                                       -----------------------------------------------------
Total other comprehensive income (loss)                                         (2,460)            12,139            21,123
                                                                       -----------------------------------------------------
Comprehensive income                                                               602             22,571            60,987
                                                                       =====================================================

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

                                                                                                           ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                                                      other   Accumulated             Total
                                   Number of          Share        Capital    comprehensive      earnings     shareholders'
                                   shares (1)       capital        surplus    income (loss)     (deficit)            equity
                              ----------------------------------------------------------------------------------------------
                                                           $ in thousands except share amounts
                              ----------------------------------------------------------------------------------------------
Balance at
 January 1, 2006                 111,827,822          6,262        648,532            8,486       (44,151)          619,129
Net income for the three
 months ended
 March 31, 2006                            -              -              -                -         3,062             3,062
Employees stock options
 exercised and paid                4,553,300            113          8,347                -             -             8,460
Restricted shares issuance            17,137              -              -                -             -                 -
Restricted shares forfeited           (5,956)             -              -                -             -                 -
Share based-payments
 expenses                                  -              -          2,831                -             -             2,831
Net unrealized gain on
 available for sale
 securities                                -              -              -            1,922             -             1,922
Changes in the fair value
 of financial instruments                  -              -              -           (4,382)            -            (4,382)
                              ----------------------------------------------------------------------------------------------
Balance at
March 31, 2006                   116,392,303          6,375        659,710            6,026       (41,089)          631,022
                              ==============================================================================================

Balance at
 January 1, 2005

Unaudited                        109,391,828          6,198        642,222          (12,637)      (84,015)          551,768
---------

Net income for the three
 months ended                              -              -              -                -        10,432            10,432
March 31, 2005
Employee stock options
 exercised and paid                  368,031              9            497                -             -               506
Share issuance                         1,387              -             10                -             -                10
Share-based payments
 expenses                                  -              -             41                -             -                41
Net unrealized loss on
 available for sale
 securities                                -              -              -              (87)            -               (87)
Changes in the fair value
 of financial instruments                  -              -              -           12,226             -            12,226
                              ----------------------------------------------------------------------------------------------

Balance at
March 31, 2005                   109,761,246          6,207        642,770             (498)      (73,583)          574,896
                              ==============================================================================================

(1) Issued and outstanding

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

                                                                                                           ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                                                      other   Accumulated             Total
                                   Number of          Share        Capital    comprehensive      earnings     shareholders'
                                   shares (1)       capital        surplus    income (loss)     (deficit)            equity
                              ----------------------------------------------------------------------------------------------
                                                           $ in thousands except share amounts
                              ----------------------------------------------------------------------------------------------
Balance at
 January 1, 2005                 109,391,828          6,198        642,222          (12,637)      (84,015)          551,768

Net income for the
 year ended
 December 31, 2005                         -              -             -                 -         39,864           39,864
Employee stock options
 exercised and paid                1,697,867             45          4,254                -             -             4,299
Restricted shares
 issuance                            742,776             19            (19)               -             -                 -
Restricted shares
 forfeited                           (9,557)              -              -                -             -                 -
Share issuance                         4,908              -             35                -             -                35
Share-based payment
 expenses                                  -              -          2,040                -             -             2,040
Net unrealized gain on
 available for sale
 securities                                -              -              -            1,897             -             1,897
Changes in the fair
 value of financial
 instruments                               -              -              -           19,226             -            19,226
                              ----------------------------------------------------------------------------------------------

Balance at
 December 31, 2005               111,827,822          6,262        648,532            8,486       (44,151)          619,129
                              ==============================================================================================

(1) Issued and outstanding

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

                                                                                                           ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------------------------------------------
                                                                                 Three months ended              Year ended
                                                                      ------------------------------------------------------
                                                                            March 31            March 31        December 31
                                                                                2006                2005               2005
                                                                      ------------------------------------------------------
                                                                       $ in thousands     $ in thousands     $ in thousands
                                                                      ------------------------------------------------------
Cash flows from operating activities
Income for the period                                                          3,062             10,432             39,864

Adjustments to reconcile income to cash provided
 by operating activities:
Depreciation and amortization                                                  9,604               9,881             36,665
Share-based payments expenses                                                  2,831                  41              2,040
Gain on sale of property and equipment                                          (194)               (244)            (2,398)
Impairment of loans                                                                -                   -              3,000
Capital losses (gains), net                                                      329              (2,276)            (2,096)
Acquired in-process research and development costs                                 -                   -                890
Other - net                                                                      348                 776              1,723
Company's equity in losses of investee companies                               2,226                 811              4,285
Minority interest                                                                  -                 (70)               127
Loss from marketable securities                                                  313                 428              1,648
Decrease (increase) in trade receivables (including
 non-current maturities of trade receivables)                                (14,762)             (7,752)            78,056
Decrease (increase) in other receivables                                      (5,972)              7,603              3,565
Decrease (increase) in prepaid expenses                                       (2,055)                256              3,325
Decrease (increase) in work in progress                                         (247)                (23)               308
Decrease (increase) in inventories                                            (3,905)              5,753             38,127
Increase (decrease) in trade payable                                          14,581              (9,400)           (16,759)
Increase (decrease) in other payables and accrued liabilities                 15,456              (4,786)           (16,068)
Increase in other long-term liabilities                                           63                   -                  -
Decrease in liability for employee severance benefits                           (502)             (1,357)            (2,602)
                                                                      ------------------------------------------------------

Net cash provided by operating activities                                     21,176              10,073            173,700
                                                                      ------------------------------------------------------

Cash flows used in investing activities
Investments in deposits, net                                                     346              (2,420)             2,368
Software development costs capitalized                                        (1,810)             (2,494)            (8,014)
Investment in property, plant and equipment                                   (6,451)             (5,543)           (21,499)
Proceeds from sale of property, plant and equipment                              313                 391              7,131
Proceeds from realization of an investee company                                   -               2,350              2,350
Acquisition of investee companies                                               (250)                  -               (559)
Repayment of long-term loans granted                                             157                   -                  -
Investment in marketable securities, net                                     (13,029)             (1,202)           (37,838)
Changes in assets held for severance benefits                                   (409)                367             (1,006)
Acquisition of operations (A)                                                      -                   -            (13,605)
Acquisition of newly consolidated subsidiary (B)                                   -                   -            (85,923)
                                                                      ------------------------------------------------------

Net cash used in investing activities                                        (21,133)             (8,551)          (156,595)
                                                                      ------------------------------------------------------

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

                                                                                                           ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------
                                                                                  Three months ended           Year ended
                                                                       -----------------------------------------------------
                                                                              March 31          March 31        December 31
                                                                                  2006              2005               2005
                                                                       -----------------------------------------------------
                                                                        $ in thousands    $ in thousands     $ in thousands
                                                                       -----------------------------------------------------
Cash flows provided by (used in) financing activities
Repayment of loans from banks                                                        -           (30,000)           (30,000)
Share issuance                                                                       -                10                 35
Exercise of stock options                                                        8,460               506              4,299
                                                                       -----------------------------------------------------
Net cash provided by (used in) financing activities                              8,460           (29,484)           (25,666)
                                                                       -----------------------------------------------------
Effect of change in exchange rate on cash                                         (192)             (310)            (1,793)
                                                                       -----------------------------------------------------

Net increase (decrease) in cash and cash equivalents                             8,311           (28,272)           (10,354)
Cash and cash equivalents at beginning of period                                63,828            74,182             74,182
                                                                       -----------------------------------------------------
Cash and cash equivalents at end of period                                      72,139            45,910             63,828
                                                                       =====================================================
A.       Acquisition of operations

Net current assets                                                                   -                 -              5,216
Liability for unpaid consideration                                                   -                 -               (250)
Property, plant and equipment                                                        -                 -                580
Core Technology                                                                      -                 -              4,349
Goodwill                                                                             -                 -              1,230
Other intangible assets                                                              -                 -              2,480
                                                                       -----------------------------------------------------
                                                                                     -                 -             13,605
                                                                       =====================================================

B.       Acquisition of newly consolidated subsidiary

Net current assets (other than cash)                                                 -                 -             11,055
Property, plant and equipment                                                        -                 -              3,155
Long-term liabilities                                                                -                 -               (157)
Core technology                                                                      -                 -             33,820
In-process research and development                                                  -                 -                890
Backlog                                                                              -                 -                100
Goodwill                                                                             -                 -             37,060
                                                                       -----------------------------------------------------
                                                                                     -                 -             85,923
                                                                       =====================================================
C.       Non-cash activities


Purchase of fixed assets                                                             -                 -              3,049
                                                                       =====================================================

Fixed assets received as loan consideration                                        224                 -                  -
                                                                       =====================================================

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1 - General

         The interim consolidated financial statements are unaudited and prepared in a condensed format. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2005 and the accompanying notes thereto. Information presented with respect to December 31, 2005 and the year then ended is derived from our audited consolidated financial statements as of and for the year then ended. Information with respect to March 31, 2006 and March 31, 2005 and the respective three months period then ended is unaudited but, in the opinion of management, include all adjustments (all of which are of a normal recurring nature) necessary for a fair presentation of the interim financial information.


Note 2 - Significant Accounting Policies

         A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements, except as discussed in note 3.

         B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.

         C. The interim consolidated financial statements have been prepared in accordance with US GAAP and are reported in U.S. dollars.


Note 3 - Share Based Payments

         On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revision 2004), "Share-Based Payment," ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan ("employee stock purchases"), based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the guidance in SAB 107 in its adoption of SFAS 123(R).

         The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. The Company's Consolidated Financial Statements as of and for the three months ended March 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of the adoption of the recognition principles of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the three months ended March 31, 2006 was $2.8 million.

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 3 - Share Based Payments (cont'd)

        SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statement of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

        Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company's Interim Consolidated Statement of Operations for the first quarter of fiscal 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value, estimated in accordance with the pro forma disclosure provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), the Company changed its method of attributing the value of stock-based compensation to expense from the accelerated multiple-option approach to the straight-line single option method. Compensation expense for all share-based payment awards granted on or prior to December 31, 2005 will continue to be recognized using the accelerated multiple-option approach while compensation expense for all share-based payment awards granted subsequent to December 31, 2005 is recognized using the straight-line single-option method. As stock-based compensation expense recognized in the Interim Consolidated Statement of Operations for the first quarter of fiscal 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

        The Company used Black-Scholes option-pricing model ("Black-Scholes model") method of valuation for share-based awards for purposes of complying with the pro forma disclosure requirements of SFAS 123, and has used the Black-Scholes option-pricing model for purposes of both the measurement and recognition of compensation expense for share-based award commencing January 1, 2006 coinciding with the effective date of adoption of SFAS 123 (R). The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 4 - Inventory

         Inventory is comprised of the following:

                                                                           March 31          March 31        December 31
                                                                               2006              2005               2005
                                                                        -------------------------------------------------
                                                                               $ in              $ in               $ in
                                                                          thousands         thousands          thousands
                                                                        -------------------------------------------------
         Raw materials and components                                        51,951            60,702             47,970
         Work in process                                                     26,264            11,805             23,839
         Finished products                                                   72,653            96,805             75,154
                                                                        -------------------------------------------------
                                                                            150,868           169,312            146,963
                                                                        =================================================


Note 5 - Shareholders' Equity

         1.       Share incentive and stock option plans

         A.       Stock options under the ECI Plans are as follows:

                                                                                         Three months
                                                                                                ended         Year ended
                                                                                       ----------------------------------
                                                                                             March 31        December 31
                                                                                                 2006               2005
                                                                                       ----------------------------------
                                                                                     Number of shares   Number of shares
                                                                                       ----------------------------------
                  Total number authorized at beginning of period                           32,760,700         29,760,700
                  Increase in number authorized during period                                       -          3,000,000
                  Options unexercised and unvested restricted shares
                   at beginning of period                                                 (21,110,991)       (19,439,184)
                  Options exercised prior to beginning of period                           (5,181,432)        (3,483,565)
                  Options granted during the period                                          (336,449)        (3,449,795)
                  Options cancelled during the period                                         966,697            698,107
                  Restricted shares granted during the period                                 (17,137)          (742,776)
                  Restricted shares forfeited during the period                                 5,956              9,557
                                                                                       ----------------------------------

                  Available for future grants at the end of the period                      7,087,344          6,353,044
                                                                                       ==================================

                  Options exercised during the period*                                      4,553,300          1,697,867
                                                                                       ==================================

                  *       Average price of options exercised during
                           the period (in $)                                                     1.86               2.53
                                                                                       ==================================

                 Restricted shares vested during the period                                    33,405            115,233
                                                                                       ==================================

                  Options unexercised and unvested restricted
                   shares at the end of period                                             15,905,219         21,110,991
                                                                                       ==================================

                  Options unexercised and unvested restricted shares
                   vest as follows (1):
                  First year or thereafter                                                 12,067,867         17,168,269
                  Second year or thereafter                                                 1,574,873          1,920,649
                  Third year or thereafter                                                  2,262,479          2,022,073
                                                                                       ----------------------------------

                                                                                           15,905,219         21,110,991
                                                                                       ==================================

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 5 - Shareholders' Equity (cont'd)

         1.       Share incentive and stock option plans (cont'd)

         B. To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

                                                                                             March 31       December 31
                                                                                                 2006              2005
                                                                                     ------------------------------------
                  Dollars per Share                                                  Number of shares  Number of shares
                                                                                     ------------------------------------
                  Restricted shares                                                           595,762           617,986
                  Zero                                                                        678,666         2,098,362
                  $ 1.26 - $ 3.04                                                           1,342,168         1,966,098
                  $ 3.11                                                                    1,503,106         3,921,429
                  $ 3.12 - $ 6.91                                                           3,017,186         3,346,718
                  $ 7.07 - $ 8.71                                                           1,180,950           901,574
                  $ 8.85                                                                    1,427,324         1,460,400
                  $ 9.01 -  $ 9.22                                                          1,059,250         1,148,250
                  $ 13.76 - $ 20.76                                                           694,091           711,957
                  $ 23.76 - $ 26.14                                                            25,500           175,500
                  $ 26.42                                                                   2,828,456         2,902,256
                  $ 27.27 - $ 29.29                                                         1,225,010         1,231,010
                  $ 29.76 - $ 39.76                                                           327,750           629,450
                                                                                     ------------------------------------
                                                                                           15,905,219        21,110,991
                                                                                     ====================================

         2.       Fair value method

         A.       In October 1995 the Financial Accounting Standards Board
                  (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which established financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value-based method of accounting for employee stock options and other stock-based awards.

                  As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during the year 2005 and the first quarter of 2006 to be $ 3.87 and $ 3.20, respectively. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                                                              Option         Expected          Risk free
                                                                                term       volatility      interest rate
                                                                             --------------------------------------------

                  Period of grant                                             Term             Volatility  Interest rate
                  ---------------                                            --------------------------------------------

                  Three months ended March 31, 2006                              3.0               60               5.0%
                  Three months ended March 31, 2005                              3.3               63               3.7%
                  Year ended December 31, 2005                                   3.0               63               3.8%

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 5 - Shareholders' Equity (cont'd)

         2.       Fair value method (cont'd)

         B. Had compensation expense for stock options granted under the Company's stock option plans been recognized based on fair value at the grant dates consistent with the measurement method of SFAS 123, the Company's net income and net income per share would have been as follows:

                                                                                         Three months
                                                                                                ended         Year ended
                                                                                       ----------------------------------
                                                                                             March 31        December 31
                                                                                                 2005               2005
                                                                                       ----------------------------------
                                                                                                 $ in               $ in
                                                                                            thousands          thousands
                                                                                       ----------------------------------
                  Net income, as reported                                                      10,432             39,864
                  Add:
                  Stock based employee compensation expenses included in
                   reported net income, net of related tax effects (nil)                           41              2,040
                  Deduct:
                   Total stock-based employee compensation expense
                   determined under fair value-based method for all awards,
                   net of related tax effects (nil)                                            (2,008)           (10,267)
                                                                                       ----------------------------------
                  Pro forma net income                                                          7,665             31,637
                                                                                       ==================================

                  Basic earnings per ordinary share

                  As reported                                                            $       0.10      $        0.36
                  Pro forma                                                              $       0.08      $        0.29


                  Diluted earnings per ordinary share

                  As reported                                                            $       0.09      $        0.34
                  Pro forma                                                              $       0.07      $        0.27

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 6 - Material Events in the Current Period

         In December 2004, the Company provided to Chiaro Networks Ltd. ("Chiaro"), a developer of infrastructure-class IP/MPLS routing platforms, two loans in the aggregate amount of $ 6 million. The loans are secured by a first-priority floating charge over substantially all of Chiaro's assets.

         During 2005, the business of Chiaro deteriorated significantly and in January 2006, Chiaro has ceased doing business. Accordingly, Management has determined that the Company may be unable to collect all amounts due according to the contractual terms of the loans agreement and therefore, a provision of $ 3 million in respect thereof has been recorded in the consolidated financial statements for the year ended December 31, 2005. The Company as the sole secured creditor has subsequently taken the steps necessary to realize the assets Chiaro had, including cash, tangible assets and intellectual property and, during the quarter ended March 31, 2006, the Company foreclosed the assets of Chiaro in the US and has already realized $ 0.4 million of Chiaro's assets. As required under the Israeli law, the Company also commenced legal proceedings in Israel for the purpose of obtaining ownership of Chiaro's Intellectual Property. The Company believes that the fair market value of Chiaro's remaining assets is no less than the carrying amount as of March 31, 2006 of the uncollected debt of Chiaro.


Note 7 - Segment Reports

         1.       Segment activities disclosure:

         Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports used by management to run the business.

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements


Note 7 - Segment Reports (cont'd)

         2.       Operational segment disclosure:

                                                                 Three months ended March 31, 2006
                                      -----------------------------------------------------------------------------------
                                         Optical         Broadband             Data
                                        Networks            Access       Networking             Other       Consolidated
                                      -----------------------------------------------------------------------------------
                                            $ in              $ in             $ in              $ in               $ in
                                       thousands         thousands        thousands         thousands          thousands
                                      -----------------------------------------------------------------------------------
         Revenues                         89,317            61,811            2,148             8,734            162,010
                                      ===================================================================================
         Operating
          expenses (*)                    76,644            55,906           11,686            13,619            157,855
                                      -----------------------------------------------------------------------------------
         Operating
          income (loss)                   12,673             5,905           (9,538)           (4,885)             4,155
                                      ===================================================================================

                                                                 Three months ended March 31, 2005
                                      -----------------------------------------------------------------------------------
                                         Optical         Broadband             Data
                                        Networks            Access       Networking             Other       Consolidated
                                      -----------------------------------------------------------------------------------
                                            $ in              $ in          $ in                 $ in              $ in
                                       thousands         thousands     thousands            thousands          thousands
                                      -----------------------------------------------------------------------------------
         Revenues                         76,507            62,631                -             6,308            145,446
                                      ===================================================================================
         Operating
          expenses (*)                    71,585            54,106                -             9,226            134,917
                                      -----------------------------------------------------------------------------------
         Operating income
          (loss)                           4,922             8,525                -            (2,918)            10,529
                                      ===================================================================================

                                                                      Year ended December 31, 2005
                                      -----------------------------------------------------------------------------------
                                         Optical          Broadband          **Data            Other       Consolidated
                                         Networks           Access         Networking
                                      -----------------------------------------------------------------------------------
                                            $ in              $ in             $ in              $ in               $ in
                                       thousands         thousands        thousands         thousands          thousands
                                      -----------------------------------------------------------------------------------
         Revenues                        330,684           262,453            4,289            32,492            629,918
                                      ===================================================================================
         Operating
          expenses (*)                   290,977           237,990           23,930            36,409            589,306
                                      -----------------------------------------------------------------------------------
         Operating
          income (loss)                   39,707            24,603          (19,641)           (3,917)            40,612
                                      ===================================================================================

         (*) Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses.
         (**) From June 3, 2005 (See Note 19B to Company's annual consolidated financial statements as of December 31, 2005).

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 8 - Contingencies

         1. Following the reduction in workforce in accordance with the reorganization plan of the Company that was implemented in 2002, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors, that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

         2. The Company conducts negotiations from time to time with international technology companies ("technology companies") regarding allegations that it is using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

         3. In December 1999, an agreement was signed with SCI Systems ("SCI") for the sale of a plant which manufactures electronic components. SCI is one of the largest manufacturers of electronic components in the world. As part of the agreement, SCI will, for several years to come, be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

                  The Company was in dispute with SCI as to the interpretation of certain aspects of the agreement, such as volume commitments; discount terms for large orders; the minimum size of orders; timing; untimely payments etc.

                  The dispute was referred to an arbitrator in December 2002. Subsequently, the arbitration was put on hold and the parties appointed an independent mediator in an additional attempt to settle this dispute.

                  In April 2006, the Company reached a settlement with Sanmina-SCI pursuant to which the Company undertook to immediately pay Sanmina-SCI the sum of $3.5 million. There may be additional contingent payments, depending on the volume of orders placed with Sanmina-SCI during the next six years.

                  In addition, the Company undertook to reimburse Sanmina-SCI an amount of $2.3 million for pension payments made by the latter to agreed employees.

                  Provisions have been included in the financial statements in respect to this matter in prior years, were appropriate and sufficient and the ultimate settlement is not expected to have a material effect, if any, on the Company's results of operations in 2006 and future years.

                                                                ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 8 - Contingencies (cont'd)

         4. Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations inter alia, for using patents owned by others. The Company's Management based mainly on opinions of its legal advisors, believes that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

         5. In 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices ("comptroller") regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. ("TTL"), Tadiran Ltd ("Tadiran" - the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.).

                  In 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company.

                  In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $ 365 million.

                  In March 2005 the Company and the other respondents filed their respective answers to the request to certify the claim as a class action. The applicant filed his reply to the respondents' answers in December 2005.

                  Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision was recorded in respect thereto in the financial statements.

         6. In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities Laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff have not yet been quantified.

                  ECI based on the opinion of its legal advisors believes that the allegations made in the complaint with respect to it are without merit, and accordingly no provision in respect thereof has been included in the consolidated financial statements.